

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>Via E-Mail</u>

Philip D. Anderson
Chief Financial Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210

  Re: **Spirit AeroSystems Holdings, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2010
     Form 10-Q for Fiscal Quarter Ended September 29, 2011
     Filed November 4, 2011
     File No. 001-33160

Dear Mr. Anderson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief